Investment Managers Series Trust III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 26, 2024

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust III (the “Registrant”) on behalf of the FPA Global Equity ETF

Ladies and Gentlemen:

The Registrant is filing this correspondence to provide a revised response to a comment from Mr. Daniel Greenspan of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 5, 2024, regarding Post-Effective Amendment No. 109 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on November 7, 2023, relating to the FPA Global Equity ETF (the “Fund”), a newly-created series of the Trust.

The Registrant’s revised response is included below and will be incorporated into a Post-Effective Amendment filing that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

SUMMARY SECTION

Fees and Expenses

1.	Please provide the Fund’s completed fee table and example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fee table and example are as follows:

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Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.70%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.40%
Total Annual Fund Operating Expenses	1.10%
Fee Waiver and Expense Reimbursement[2]	(0.61)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.49%

[1]	“Other Expenses” are estimated for the current fiscal year. Actual expenses may differ from estimates.

[2]	The Fund’s investment advisor has contractually agreed to limit Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes, and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the advisor))), to 0.49% of the Fund’s average daily net assets until January 31, 2026. The advisor may recoup any operating expenses in excess of these limits from the Fund within three years if such recoupment can be achieved within the lesser of the foregoing expense limits and the expense limits in place at the time of recoupment. In addition, the advisor may seek reimbursement from the Fund of fees waived or payments made by the advisor to the Predecessor Fund (defined below) prior to the Predecessor Fund’s reorganization for a period ending three years after the date of the waiver or payment if such recoupment can be achieved within the lesser of the foregoing expense limited and the expense limits in place at the time of the recoupment. This agreement may only be terminated before its expiration date by the Board of Trustees of Investment Managers Series Trust III.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The Example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years	5 Years	10 Years
$50	$225	$484	$1,227

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If you have any further questions or require further clarification of the response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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